ARRIVED HOLDINGS, INC.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2022 and 2021

ARRIVED HOLDINGS, INC.
CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2022 and 2021

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Stockholders and Directors
Arrived Holdings, Inc. and Subsidiaries
Seattle, Washington

We have reviewed the accompanying consolidated financial statements of Arrived Holdings, Inc. which comprise the consolidated balance sheets as of December 31, 2022, and 2021, and the related consolidated statements of comprehensive loss, changes in stockholders' equity and cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Arrived Holdings, Inc. and Subsidiaries and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Morison Cogen LLP

February 16, 2024

484 Norristown Road • Suite 100 • Blue Bell, PA 19422 • USA • p: 267.440.3000 • f: 267.440.3001 • www.morisoncogen.com

ARRIVED HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2022 AND 2021

	December 31, 2022	December 31, 2021
ASSETS		
Current assets:		
Cash	$ 17,469,304	$ 3,698,304
Account receivables	17,892	1,856
Due from related party	111,955	13,169
Prepaid expenses	24,428	122,698
Total current assets	17,623,578	3,836,028
Due from related parties	246,742	13,754
Other assets	242,542	-
Notes receivable - related parties	3,903,421	-
Investment in related party	1,275	220,263
Property and equipment, net	7,811,634	12,643,269
Deposits	238,510	190,003
Total assets	**$ 30,067,702**	**$ 16,903,318**
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Current liabilities:		
Accrued expenses	$ 644,727	$ 143,852
Accounts payable	23,333	53,407
Credit card payable	55,994	70,450
Total Current liabilities	724,054	267,709
Tenant deposits	11,124	35,236
Mortgage payable, net	1,005,270	8,385,507
Note payable, net	169,695	-
Lines of credit	-	1,051,410
Total Liabilities	1,910,143	9,739,863
Stockholders' equity		
Preferred stock, \$.00001 par value; 3,698,325 and 2,006,647 preferred shares authorized as of December 31, 2022 and 2021; 1,272,972 Series Seed preferred shares authorized, issued and outstanding; December 31, 2022 and 2023 (original issue price per share of \$6.2845)	13	13
Preferred stock, \$.00001 par value; 3,698,325 and 2,006,647 preferred shares authorized as of December 31, 2022 and 2021; 90,998 Series Seed-1 preferred shares authorized, issued and outstanding at December 31, 2022 and 2021 (original issue price per share of \$1.1463)	1	1
Preferred stock, \$.00001 par value; 3,698,325 and 2,006,647 preferred shares authorized as of December 31, 2022 and 2021; 192,917 Series Seed-2 preferred shares authorized, issued and outstanding at December 31, 2022 and 2021 (original issue price per share of \$1.5291)	2	2
Preferred stock, \$.00001 par value; 3,698,325 and 2,006,647 preferred shares authorized as of December 31, 2022 and 2021; 415,663 Series Seed-3 preferred shares authorized, issued and outstanding at December 31, 2022 and 2021 (original issue price per share of \$2.2927)	4	4
Preferred stock, \$.00001 par value; 3,698,325 and 2,006,647 preferred shares authorized as of December 31, 2022 and 2021; 34097 Series Seed-4 preferred shares authorized, issued and outstanding at December 31, 2022 and 2021 (original issue price per share of \$4.2993)	-	-
Preferred stock, \$.00001 par value; 3,698,325 and 2,006,647 preferred shares authorized as of December 31, 2022 and 2021; 1,688,687 and none Series A preferred shares authorized, issued and outstanding at December 31, 2022 and 2021 (original issue price per share of \$14.8044)	17	-
Common Stock, \$.00001 par value; 8,900,000 and 7,000,000 common stock authorized; 4,013,527 and 3,880,851 issued and outstanding at December 31, 2022 and 2021	40	39
Additional paid in capital	34,989,746	9,546,493
Accumulated deficit	(6,832,264)	(2,383,095)
Total stockholders' equity	28,157,559	7,163,456
Total liabilities and stockholders' equity	**$ 30,067,702**	**$ 16,903,318**

See independent accountant's review report and notes to consolidated financial statements.

ARRIVED HOLDINGS, INC
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
YEARS ENDED DECEMBER 31, 2022 AND 2021

	December 31, 2022	December 31, 2021
Revenue		
Revenue	$ 6,390,045	$ 604,964
Revenue - rental income	40,660	50,861
Total revenue	6,430,705	655,824
Cost of revenue		
Cost of goods sold	262,133	-
Total cost of revenue	262,133	-
Operating expenses		
General and administrative expenses	1,636,583	688,515
Marketing and advertising expenses	2,137,284	346,930
Payroll and related expenses	5,886,950	1,439,989
Operating and maintenance expenses	60,695	45,027
Depreciation	28,138	58,318
Insurance	89,122	128,724
Management fees	1,652	3,080
Property taxes	16,439	12,822
Other operating expenses	376,968	164,169
Total operating expenses	10,233,829	2,887,573
Other income (expense)		
Other income	317,782	93,605
Interest expense	(114,392)	(70,619)
Impairment loss on investment	(473,052)	-
Other expenses	(114,249)	(46,213)
Total other income (expense)	(383,911)	(23,227)
Net loss	**$ (4,449,168)**	**$ (2,254,976)**

See independent accountant's review report and notes to consolidated financial statements.

ARRIVED HOLDINGS, INC
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2022 AND 2021

	Series Seed Preferred Stock		Series Seed-1 Preferred Stock		Series Seed-2 Preferred Stock		Series Seed-3 Preferred Stock		Series Seed-4 Preferred Stock		Series A Preferred Stock		Common stock		Additional paid in capital	Accumulated deficit	Total stockholders' equity
	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount	Number of shares	Amount			
January 1, 2021	**-**	**$ -**	**-**	**$ -**	**-**	**$ -**	**-**	**$ -**	**-**	**$ -**	**-**	**$ -**	**3,744,494**	**$ 37**	**$ 20,146**	**$ (288,656)**	**$ (268,473)**
Sale of Series Seed Preferred Stock	1,272,963	13	-	-	-	-	-	-	-	-	-	-		-	7,999,923	-	7,999,936
Conversion of promissory note payable into Preferred Stock	-	-	90,998	1	-	-	-	-	-	-	-	-	-	-	99,999	-	100,000
Conversion of Simple Agreement for Future Equity into Preferred Stock	-	-	-	-	192,917	2	-	-	-	-	-	-	-	-	294,998	-	295,000
Conversion of Simple Agreement for Future Equity into Preferred Stock	-	-	-	-	-	-	415,663	4	-	-	-	-	-	-	952,996	-	953,000
Conversion of Simple Agreement for Future Equity into Preferred Stock	-	-	-	-	-	-	-	-	34,097	-	-	-	-	-	150,000	-	150,000
Issuance of Common stock for services	-	-	-	-	-	-	-	-	-	-	-	-	136,357	1	(1)	-	-
Share-based compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	28,432	-	28,432
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(2,094,439)	(2,094,439)
Balance, December 31, 2021	**1,272,963**	**$ 13**	**90,998**	**$ 1**	**192,917**	**$ 2**	**415,663**	**$ 4**	**34,097**	**$ -**	**-**	**$ -**	**3,880,851**	**$ 38**	**$ 9,546,493**	**$ (2,383,095)**	**$ 7,163,455**
Sale of Series A Preferred Stock	-	-	-	-	-	-	-	-	-	-	1,688,687	17	-	-	24,999,803	-	24,999,820
Issuance of common stock for purchase of intangible asset	-	-	-	-	-	-	-	-	-	-	-	-	13,509	-	38,906	-	38,906
Issuance of Common Stock for services	-	-	-	-	-	-	-	-	-	-	-	-	115,455	1	(1)	-	-
Sale of Common Stock	-	-	-	-	-	-	-	-	-	-	-	-	3,712	-	2,747	-	2,747
Share-based compensation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	401,798	-	401,798
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(4,449,168)	(4,449,168)
Balance, December 31, 2022	**1,272,963**	**$ 13**	**90,998**	**$ 1**	**192,917**	**$ 2**	**415,663**	**$ 4**	**34,097**	**$ -**	**1,688,687**	**$ 17**	**4,013,527**	**$ 40**	**$34,989,746**	**$ (6,832,264)**	**$ 28,157,559**

See independent accountant's review report and notes to consolidated financial statements.

ARRIVED HOLDINGS, INC
CONSOLIDATED STATEMENT OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2022 AND 2021

	December 31, 2022	December 31, 2021
Cash Flows from Operating Activities:		
Net loss	$ (4,449,169)	$ (2,254,976)
Adj to reconcile net income (loss) to net cash used in operating activities:		
Share-based compensation	401,798	28,432
Depreciation	-	50,674
Impairment loss on investment	473,052	-
(Increase) Decrease in assets		
Accounts receivable	(16,036)	644
Prepaid expenses	98,270	(120,899)
Increease (decrease) in liabilities		
Accounts payable	(30,074)	44,130
Credit card payable	(14,456)	57,467
Tenant Deposits	(24,112)	35,236
Accrued expenses	406,448	130,185
Due from related party	(166,759)	-
Net cash provided by operating activities	(3,321,037)	(2,029,108)
Cash Flows from Investing Activities		
Purchases of properties	(2,548,603)	(3,754,057)
Investment in related parties	(324,650)	-
Purchase of intangible asset	(28,750)	
Property deposits	(48,507)	(180,003)
Net cash provided by investing activities	(2,950,509)	(3,934,060)
Cash Flows from Financing Activities		
Notes receiveable - related parties	(3,903,421)	-
Borrowings from lines of credit	(1,051,410)	1,051,410
Proceeds from the sale of preferred stock	24,999,820	7,999,936
Proceeds from Simple Agreement for Future Equity	-	90,712
Purchase of other assets	(5,191)	-
Note payable - domain	2,747	-
Net cash provided by financing activities	20,042,545	9,142,058
Net increase (decrease) in cash	13,770,999	3,178,891
Cash - Beginning of Period	**3,698,304**	**519,414**
Cash - End of Period	**$ 17,469,304**	**$ 3,698,304**
Cash paid for income taxes	-	-
Cash paid for interest expenses	114,392	70,619
Supplemental disclosure of non-cash investing and financing activities:		
Transfers of properties to related parties via an increase in due from related parties	$ -	$ 585,774
Purchase Sale of Series A Preferred Stock	$ 24,999,820	$ 100,000
Coversion of Simple Agreement for Future Equity into preferred stock	$ 2,747	$ 1,398,000
Transfer of mortgage payable for acquisition of property to related parties	$ 7,380,238	$ 8,385,507
Issuance of notes payable for purchase of intangible asset	$ 174,886	$ -
Issuance of common stock for purchase of intangible asset	$ 38,906	$ -

See independent accountant's review report and notes to consolidated financial statements.

NOTE 1: NATURE OF OPERATIONS

Arrived Holdings, Inc., a Delaware public benefit corporation, was incorporated on February 21, 2019. Arrived Holdings, Inc. provides certain management and advisory services to affiliated entities. Arrived Holdings, Inc. also operates a web-based investment platform, which is referred to as the Arrived platform, used by related parties for the offer and sale of interests in series under the various affiliated issuers managed by the company.

As a public benefit corporation, Arrived Holdings, Inc. and its board of directors will consider the Arrived Holdings, Inc.'s public benefit objectives in addition to the financial interests of its stockholders when making decisions. Arrived Holdings, Inc. conducts business in a manner that balances the pecuniary interests of its stockholders, the best interests of those materially affected by the company's conduct, and the public benefit or public benefits described in the company's certificate of incorporation. The company's specific public benefit purpose is the promotion of financial inclusion, fair and equitable housing and job creation.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Principles of Consolidation

These consolidated financial statements include the accounts of Arrived Holdings, Inc and its wholly owned subsidiaries (collectively, the "Company"). All intercompany transactions and balances have been eliminated upon consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

The Company measures the fair value of financial assets and liabilities based on the guidance of Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820 "Fair Value Measurements and Disclosures" ("ASC 820") which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 describes three levels of inputs that may be used to measure fair value:

Level 1 — quoted prices in active markets for identical assets or liabilities

Level 2 — quoted prices for similar assets and liabilities in active markets or inputs that are observable

Level 3 — inputs that are unobservable (for example, cash flow modeling inputs based on assumptions)

The carrying amounts of the Company's financial instruments, such as cash, accounts payable and other current liabilities approximate fair values due to the short-term nature of these instruments. The Company believes the carrying amount of its notes payable approximate fair value based on rates and other terms currently available to the Company for similar debt instruments.

Revenue

The Company adopted FASB ASC 606, *Revenue from Contracts with Customers*, and its related amendments, effective at inception using the modified retrospective transition approach applied to all contracts. There were no cumulative impacts that were made. The Company determines revenue recognition through the following steps:

- Identification of a contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

Interest Income

The Company generates interest income from loans made to entities under management.

Reimbursement of Expenses

The Company is reimbursed for out-of-pocket expenditures made on behalf of entities under management.

Commissions & Broker Rebate

When an entity under management buys or sells a property, the Company earns a broker rebate of between 2/3 of 2%-3% of the purchase sales price, which is recognized as revenue at the settlement date of the transaction.

Sourcing Fee

When an entity under management closes escrow on the sale of membership interest, the Company recognizes a sourcing fee, which is based on a percentage of the total gross amount of capital raised.

Offering Service Fee

When an entity under management closes escrow on the sale of membership interest, the Company recognizes an offering service fee, which is based on 2% of the total gross amount of capital raised.

Financing & Holding Fee

When an entity under management closes escrow on the sale of membership interest, the Company recognizes a financing & holding fee, which is based on the purchase price of the property multiplied by an estimated financing cost rate of 1.75%.

Asset Management Fee

The Company earns an annual asset management fee from each entity under contract. The asset management fee is calculated as follows:

Arrived Homes, LLC and its Series: prior to July 6, 2022, the Company charged annual asset management fee of 1% of the total amount of equity raised per Series; subsequent to July 6, 2022, the Company charges 0.6% of the purchase price of each Series' property. The annual asset management fee is invoiced, and the revenue recognized at the end of each year.

Arrived Homes II, LLC and its Series: 0.6% of the purchase price of each Series' property. The annual asset management fee is invoiced, and the revenue recognized at the end of each year.

Arrived STR. LLC and its Series: 5% of the gross revenues of each Series, which is invoiced, and the revenue recognized on a quarterly basis.

Property Management Fee

To the extent that a property manager is paid a fee less than the eight percent (8%) charged to each entity under contract, the Company recognizes the difference as property management fee revenue.

Property Disposition Fee

At the time that an entity under management sells their property, the Company charges that entity a property disposition fee of between 6%-7% of the property's sales price. Actual disposition fees, which cover property sale expenses such as brokerage commissions, and title, escrow and closing costs, are determined by local customary real estate market practices and applicable laws.

Prepaid and Accrued Expenses

Prepaid expenses consist of prepaid insurance. Accrued expenses may include payroll liabilities at year end, accrued interest on notes payable, and other open payables as of year-end.

Deposits

Deposits classified as assets represent security deposits paid or incurred by the Company. Tenant deposit liabilities represent security deposits received by tenant customers.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. The Company's property and equipment includes the cost of the purchased property, including the building and related land. The Company allocates certain capitalized title fees and relevant acquisition expenses to the capitalized costs of the building. All capitalized property costs, except for the value attributable to the land, are depreciated using the straight-line method over the estimated useful life of 27.5 years. Additions and property improvements in excess of $5,000 are capitalized and depreciated using the straight-line method over the estimated useful lives of 5-15 years, while routine repairs and maintenance are charged to expense as incurred. At the time of retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the consolidated statement of comprehensive income.

Impairment of Long-Lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Indefinite Life Intangible Assets

The Company recognizes intangible assets with indefinite lives, including domain names, which are not amortized but are subject to annual impairment testing. The impairment test compares the fair value of each indefinite life intangible asset to its carrying amount. If the carrying amount exceeds the fair value, an impairment loss is recognized.

Fair value determinations are based on valuation techniques appropriate to the nature of the assets and may involve significant judgments and estimates. The Company reevaluates the indefinite life classification of these assets annually. No impairment losses were recognized for the year ended December 31, 2022, and 2021.

Fair value determinations are based on valuation techniques appropriate to the nature of the assets and may involve significant judgments and estimates. The Company reevaluates the indefinite life classification of these assets annually. No impairment losses were recognized for the year ended December 31, 2022, and 2021.

Comprehensive Income (Loss)

The Company follows FASB ASC 220 in reporting comprehensive income. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income. Since the Company has no items of other comprehensive income (loss), comprehensive income (loss) is equal to net income (loss).

Loss Per Share

The Company follows FASB ASC 260 when reporting Earnings (Loss) Per Share resulting in the presentation of basic and diluted earnings (loss) per share. Because the Company reported a net loss for each of the years ended December 31, 2022 and 2021, common stock equivalents, including preferred stock, stock options and warrants were anti-dilutive; therefore, the amounts reported for basic and diluted loss per share were the same.

Organizational Costs

In accordance with FASB ASC 720, *Organizational Costs*, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes

The company has elected to be taxed as a C corporation.

The company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company entirely assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements.

Stock-Based Compensation

The Company measures stock-based awards at grant-date fair value and recognizes employee and consultant compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards and warrants. The assumptions used in calculating the fair value of stock- based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

Leases

Lease payments for leases with a term of 12 months or less are expensed on a straight-line basis over the term of the lease with no lease asset or liability recognized.

Recently Adopted Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842). The amendments in this Update specify the accounting for leases. The core principle of Topic 842 is that a lessee should recognize the assets and liabilities that arise from leases. The amendments in this Update, which were originally extended by ASU No. 2019-10 and further extended by ASU No. 2020-05, are effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company adopted the new standard effective January 1, 2022 using a modified retrospective approach. The Company also elected the package of practical expedients permitted under the transition guidance within the new standard (see Note 3).

Recently Issued Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments. The amendments in this Update affect loans, debt securities, trade receivables, and any other financial assets that have the contractual right to receive cash. The ASU requires an entity to recognize expected credit losses rather than incurred losses for financial assets. The amendments in this Update were extended by ASU No. 2019-10 and are effective for fiscal years beginning after December 15, 2022, including interim periods within fiscal years beginning after December 15, 2023. The Company is currently assessing the impact this Update will have on its consolidated financial statements when adopted.

NOTE 3 – NEW ACCOUNTING GUIDANCE IMPLEMENTATION

As of January 1, 2022, the Company changed its accounting method for leases as a result of implementing the requirements of FASB ASC 842, Leases, using the modified retrospective transition method. Adoption of the new guidance did not have an impact on the Company's consolidated financial statements.

The new lease guidance requires the recognition of a right-of-use asset and a lease liability for operating leases. The company elected the package of practical expedients, including 1) relief from reassessing whether any expired or existing contracts are or contain leases, 2) relief from reassessing the classification for any expired or existing leases, 3) relief from reassessing initial direct costs for any existing leases, 4) using hindsight to determine the lease term and assess impairment of right-of-use assets, 5) election not to apply the recognition requirements to short-term leases, and 6) election not to separate lease components from non-lease components.

The Company does not currently have any long-term leases.

NOTE 4: NOTES RECEIVABLE – RELATED PARTIES

During 2022, the Company issued interest only promissory notes in the amount of $3,867,620 to certain entities under management. The notes require monthly installments of interest only at rates between 5.95%-6.99%, mature in 5 years and are secured by mortgage and security agreements. The borrower has the option to extend the maturity date for 2 additional six month periods. Upon execution of the promissory note, the Company receives a onetime origination fee of 2.5% of the loan amount. Interest income for the years ended December 31, 2022, was $35,800.

NOTE 5: INVESTMENTS IN RELATED PARTIES

The Company invested in entities under management and other affiliated entities, which were accounted for under the cost method of accounting. As of December 31, 2022, the Company determined that these investments were not recoverable and wrote-off the entire investments through the recognition of impairment expense of $473,052.

NOTE 6: PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following as of December 31, 2022:

Series	Series Name	Building	Land	Property improvements, furniture, fixture, & equipment	Total	Less: accumulated depreciation	Property and equipment, net
Glo	Arrived Homes Series Glo	$ 171,489	$ 56,250	$ -	$ 227,739	$ (4,677)	$ 223,062
Original	Arrived Homes Series Original	434,289	144,763	-	579,052	(10,528)	568,524
Brennan	Arrived Homes Series Brennan	171,314	57,105	-	228,419	(3,634)	224,785
Miller	Arrived Homes Series Miller	174,947	58,316	-	233,263	(3,181)	230,082
Kirkwall	Arrived Homes Series Kirkwall	191,540	63,847	-	255,386	(4,643)	250,743
Byers	N/A - Byers House	302,348	100,783	38,783	441,913	-	441,913
Chickamauga	Arrived Homes Series Chickamauga	282,098	93,075	-	375,173	-	375,173
Lodge	Arrived Series Lodge	776,434	257,500	78,092	1,112,026	(1,302)	1,110,724
Korin	Arrived Homes Series Korin	210,256	69,716	-	279,972	-	279,972
Lurleen	Arrived Homes Series Lurleen	165,449	55,150	10,401	230,999	(173)	230,826
Dops	Arrived Homes Series Dops	154,480	51,250	-	205,730	-	205,730
Regal	Arrived Series Regal	718,253	237,500	-	955,753	-	955,753
Sunnyside	Arrived Homes Series Sunnyside	171,440	56,443	-	227,882	-	227,882
Regency	Arrived Homes Series Regency	208,617	68,750	-	277,367	-	277,367
Myrtle	Arrived Series Myrtle	304,778	101,250	-	406,028	-	406,028
Tuscarora	Arrived Homes Series Tuscarora	252,508	83,998	-	336,505	-	336,505
Marie	Arrived Homes Series Marie	241,848	79,625	-	321,473	-	321,473
Jefferson	Arrived Homes Series Jefferson	207,755	68,441	-	276,196	-	276,196
Hansard	Arrived Homes Series Hansard	229,327	75,709	-	305,035	-	305,035
Sheezy	Arrived Series Sheezy	176,689	58,896	-	235,585	-	235,585
Chilhowee	Arrived Series Chilhowee	246,208	82,069	-	328,277	-	328,277
	Total	**$ 5,792,063**	**$ 1,920,434**	**$ 127,276**	**$7,839,772**	**$ (28,138)**	**$ 7,811,634**

Depreciation expense was $28,138 for the period ended December 31, 2022.

Property and equipment, net consist of the following as of December 31, 2021:

Series	Series Name	Building	Land	Property improvements, furniture, fixture, & equipment	Total	Less: accumulated depreciation	Property and equipment, net
Lennox	Arrived Homes Series Lennox	$ 163,783	$ 53,750	$ -	$ 217,533	$ (2,482)	$ 215,051
Coatbridge	Arrived Homes Series Coatbridge	205,145	67,500	-	272,645	(3,108)	269,537
Dawson	Arrived Homes Series Dawson	171,298	56,250	-	227,548	(2,595)	224,952
Sugar	Arrived Homes Series Sugar	235,235	77,500	-	312,735	(3,566)	309,169
Ridge	Arrived Homes Series Ridge	164,536	54,000	-	218,536	(2,493)	216,043
Westchester	Arrived Homes Series Westchester	257,791	85,000	-	342,791	(3,906)	338,885
Bayside	Arrived Homes Series Bayside	193,863	63,750	-	257,613	(2,938)	254,675
Elevation	Arrived Homes Series Elevation	201,118	65,837	-	266,955	(3,047)	263,908
Forest	Arrived Homes Series Forest	265,264	87,500	-	352,764	(4,823)	347,941
Olive	Arrived Homes Series Olive	175,139	57,500	-	232,639	(2,654)	229,985
River	Arrived Homes Series River	201,388	66,250	-	267,638	(3,051)	264,587
Elm	Arrived Homes Series Elm	125,176	41,250	-	166,426	(1,534)	164,892
Saturn	Arrived Homes Series Saturn	163,562	53,750	6,480	223,792	(1,988)	221,804
Jupiter	Arrived Homes Series Jupiter	159,802	52,500	3,570	215,872	(1,453)	214,419
Weldon	Arrived Homes Series Weldon	159,806	52,500	3,320	215,626	(1,453)	214,173
Collinston	Arrived Homes Series Collinston	159,806	52,500	4,250	216,556	(1,453)	215,103
Limestone	Arrived Homes Series Limestone	221,258	72,500	-	293,758	(2,011)	291,746
Meadow	Arrived Homes Series Meadow	242,548	80,000	-	322,548	(2,205)	320,343
Holland	Arrived Homes Series Holland	160,008	52,500	3,370	215,878	(1,455)	214,423
Odessa	Arrived Homes Series Odessa	403,261	133,750	-	537,011	(3,666)	533,345
Amber	Arrived Homes Series Amber	231,434	76,250	-	307,684	(2,104)	305,580
Saddlebred	Arrived Homes Series Saddlebred	357,856	118,750	-	476,606	(3,659)	472,947
Lily	Arrived Homes Series Lily	412,106	126,250	-	538,356	(3,459)	534,897
Davidson	Arrived Homes Series Davidson	160,008	52,500	3,320	215,828	(970)	214,858
Scepter	Arrived Homes Series Scepter	178,069	94,500	-	272,569	(1,079)	271,490
Rooney	Arrived Homes Series Rooney	243,218	129,500	-	372,718	(1,474)	371,243
Ensenada	Arrived Homes Series Ensenada	366,214	196,000	-	562,214	(2,223)	559,992
Matchingham	Arrived Homes Series Matchingham	160,191	52,273	-	212,463	(971)	211,492
Bandelier	Arrived Homes Series Bandelier	229,358	122,465	-	351,823	(1,390)	350,433
Ribbonwalk	Arrived Homes Series Ribbonwalk	241,740	80,000	-	321,740	(1,466)	320,275
KerriAnn	Arrived Homes Series KerriAnn	257,713	85,000	-	342,713	(1,561)	341,151
Grant	Arrived Homes Series Grant	244,818	129,500	-	374,318	(1,483)	372,834
Murphy	Arrived Homes Series Murphy	224,701	73,612	-	298,312	(681)	297,632
Dolittle	Arrived Homes Series Dolittle	232,183	76,093	-	308,276	(703)	307,573
Butter	Arrived Homes Series Butter	286,835	93,724	-	380,558	(865)	379,693
Vernon	Arrived Homes Series Vernon	199,031	64,942	-	263,973	(603)	263,370
Oly	Arrived Homes Series Oly	344,549	184,100	-	528,649	(1,044)	527,604
McLovin	Arrived Homes Series McLovin	343,044	183,750	-	526,794	-	526,794
Sigma	Arrived Homes Series Sigma	292,989	96,250	-	389,239	-	389,239
Diablo	Arrived Homes Series Diablo	195,243	103,950	-	299,193	-	299,193
	Total	**$ 9,231,082**	**$ 3,465,495**	**$ 24,310**	**$12,720,887**	**$ (77,617)**	**$12,643,269**

Depreciation expense was $58,318 for the period ended December 31, 2021.

NOTE 7 – OTHER ASSETS

On October 13, 2022, the Company entered into an agreement to purchase the domain name arrived.com, all related trademark and intellectual property rights and all internet traffic to the domain name. The total purchase price was $238,794. Consisting of an upfront payment of $25,000, issuance of 13,509 shares of the Company's common stock with a fair value of $38,906 and note payable due to the seller in the amount of $174,886 (Note 8).

NOTE 8: NOTE PAYABLE, NET

As consideration toward the purchase of domain name (Note 7), the Company entered into a zero interest note payable with a face value of $225,000. The note is payable over 60 months at $3,750 per month. Due to the absence of a stated interest rate, in accordance with FASB ASC 835-30, the Company calculated the present value of the note payable at issuance using the imputed interest rate of 8%, resulting in a discounted amount of $174,886. The difference between the face amount of the note ($225,000) and its present value ($174,886) represents a discount on the note payable of $50,114. The Company is amortizing this discount over the life of the note using the effective interest rate method, which results in an increasing amount of interest expense over the note's term. The amortization of the debt discount, reflected as interest expense, for the year ended December 31, 2022, was $2,309.

The future annual principal payments are as follows:

Year ended December 31:		
2023	$	32,602
2024		35,308
2025		41,565
2026		41,689
2027		18,531
	$	**169,695**

NOTE 9: LINES OF CREDIT

The Company secured multiple credit facilities as of December 31, 2022, and December 31, 2021, as follows:

On March 5, 2020, Arrived Holdings, Inc. entered into a Line of credit Agreement with Groundfloor Finance for up to $1,000,000. During the year ended December 31, 2021, the Company borrowed $1,000,000 under this line of credit at 9%, secured by properties owned by subsidiaries of the Company. The outstanding balance as of December 31, 2021, was $-1,051,410 The loan was paid off in full in 2022. Interest expense for the years ended December 31, 2022, and 2021 was $ - and $51,410.

On December 17, 2021, Arrived Holdings, Inc. entered into a revolving line of credit agreement with Alco Investment Company for up to $5,000,000 at a rate of 12% for the purpose of financing the purchase of properties for entities under management, secured by the membership interest in the entities under management. The outstanding balance as of December 31, 2021, was $ 1,051,410. The maximum drawn amount was $1,054,694 before it was paid off in full in June 2022 along with an early termination penalty of $80,448. Interest expenses for the years ended December 31, 2022, and 2021 were $21,861 and $ -.

NOTE 10: MORTGAGE PAYABLES, NET

The wholly-owned Series have mortgages with Certain Lending. The following is a summary of the mortgages by each wholly owned Series as of December 31, 2022:

Series Name	Series Name	Lender	Address	Mortgage Prinipal	Unamortized discount	Terms (years)	Interest Only Period (years)	Interest Rate
Glo	Arrived Series Glo, a Series of Arrived Duo LLC	Certain Lending	37 Hay Meadow Ln, Columbia, SC 29209	$ 152,600	$ 1,842	30	7	3.875%
Brennan	Arrived Homes Series Brennan, a series of Arrived Homes, LLC	Certain Lending	1305 19th Avenue SW, Decatur, AL 35601	157,500	3,813	30	7	5.625%
Lurleen	Arrived Homes Series Lurleen, a series of Arrived Homes, LLC	Arrived Holdings	129 Whitestone Drive Northeast, Huntsville, AL 35810	110,000	3,300	30	5	6.990%
Regal	Arrived Series Regal, a series of Arrived STR, LLC	Arrived Holding	2635 King Hollow Road, Sevierville, TN 37876	475,000	14,250	30	5	6.990%
Regency	Arrived Homes Series Regency, a series of Arrived Homes, LLC	Arrived Holdings	200 Regency Square, Maineville, OH 45039	137,500	4,125	30	5	6.990%
			Total	**$ 1,032,600**	**$ 27,330**			

The wholly-owned Series have mortgages with Certain Lending. The following is a summary of the mortgages by each wholly-owned Series as of December 31, 2021:

Series	Series Name	Lender	Address	Mortgage Prinipal	Unamortized discount	Terms (years)	Interest Only Period (years)	Interest Rate
Lennox	Arrived Homes Series Lennox, a series of Arrived Homes,LLC	Certain Lending	1320 House St, Columbia, SC 29204	139,750	2,111	30	5	4.625%
Coatbridge	Arrived Homes Series Coatbridge, a series of Arrived Homes,LLC	Certain Lending	172 Coatbridge Dr, Blythewood, SC 29016	175,500	2,463	30	5	4.625%
Dawson	Arrived Homes Series Dawson, a series of Arrived Homes,LLC	Certain Lending	313 Dawsons Park Dr, Lexington, SC 29072	146,250	2,176	30	5	4.625%
Sugar	Arrived Homes Series Sugar, a series of Arrived Homes,LLC	Certain Lending	300 Southern Sugar Ave, Moncks Corner, SC 29461	201,500	2,719	30	5	4.625%
Ridge	Arrived Homes Series Ridge, a series of Arrived Homes,LLC	Certain Lending	308 Oristo Ridge Way, West Columbia, SC 29170	140,400	2,118	30	5	4.625%
Westchester	Arrived Homes Series Westchester, a series of Arrived Homes,LLC	Certain Lending	488 Forest Creek Way, Elgin, SC 29045	198,900	2,693	30	5	4.625%
Bayside	Arrived Homes Series Bayside, a series of Arrived Homes,LLC	Certain Lending	59 Bayside Ct, Columbia, SC 29229	165,750	2,367	30	5	4.625%
Elevation	Arrived Homes Series Elevation, a series of Arrived Homes,LLC	Certain Lending	305 Elevation Ct, Inman, SC 29349	172,250	2,008	30	5	4.625%
Forest	Arrived Homes Series Forest, a series of Arrived Homes,LLC	Certain Lending	407 Forest Hills Rd, Summerville, SC 29486	227,500	2,415	30	5	4.625%
Olive	Arrived Homes Series Olive, a series of Arrived Homes,LLC	Certain Lending	240 Tea Olive Ave, Lexington, SC 29073	126,100	1,977	30	5	4.625%
River	Arrived Homes Series River, a series of Arrived Homes,LLC	Certain Lending	232 Rivers Edge Cir, Simpsonville, SC 29680	172,250	2,008	30	5	4.625%
Elm	Arrived Homes Series Elm, a series of Arrived Homes,LLC	Certain Lending	1231 Tolliver St, Columbia, SC 29201	107,250	1,537	30	5	4.625%
Saturn	Arrived Homes Series Saturn, a series of Arrived Homes,LLC	Certain Lending	923 Jupiter St, Gastonia, NC 28052	139,750	1,778	30	5	4.625%
Jupiter	Arrived Homes Series Jupiter, a series of Arrived Homes,LLC	Certain Lending	930 Junius St, Gastonia, NC 28052	139,750	1,783	30	5	4.625%
Weldon	Arrived Homes Series Weldon, a series of Arrived Homes,LLC	Certain Lending	914 N Ransom St, Gastonia, NC 28052	136,500	1,759	30	5	3.875%
Collinston	Arrived Homes Series Collinston, a series of Arrived Homes,LLC	Certain Lending	1507 Collinston Dr, Gastonia, NC 28052	136,500	1,759	30	5	3.875%
Limestone	Arrived Homes Series Limestone, a series of Arrived Homes,LLC	Certain Lending	863 Bergenfield Ln, Chapin, SC 29036	203,000	2,254	30	7	3.875%
Meadow	Arrived Homes Series Meadow, a series of Arrived Homes,LLC	Certain Lending	9235 Avery Meadows Dr, Charlotte, NC 28216	214,900	2,342	30	7	3.875%
Holland	Arrived Homes Series Holland, a series of Arrived Homes,LLC	Certain Lending	910 N Ransom St, Gastonia, NC 28052	147,000	1,837	30	7	3.875%
Odessa	Arrived Homes Series Odessa, a series of Arrived Homes,LLC	Certain Lending	4669 S Odessa St, Aurora, CO 80015	374,500	3,529	30	7	3.875%
Amber	Arrived Homes Series Amber, a series of Arrived Homes,LLC	Certain Lending	7312 Amberly Hills Rd, Charlotte, NC 28215	200,830	2,237	30	7	3.875%
Saddlebred	Arrived Homes Series Saddlebred, a series of Arrived Homes,LLC	Certain Lending	6213 Saddlebred Way, Colorado Springs, CO 80925	332,500	3,217	30	7	3.875%
Lily	Arrived Homes Series Lily, a series of Arrived Homes,LLC	Certain Lending	9799 Desert Lily Cir, Colorado Springs, CO 80925	311,500	3,061	30	7	3.875%
Davidson	Arrived Homes Series Davidson, a series of Arrived Homes,LLC	Certain Lending	922 W Davidson St, Gastonia, NC 28052	147,000	1,842	30	7	3.875%
Scepter	Arrived Homes Series Scepter, a series of Arrived Homes,LLC	Certain Lending	216 E Scepter Ln, Vail, AZ 85641	189,000	2,155	30	7	3.875%
Rooney	Arrived Homes Series Rooney, a series of Arrived Homes,LLC	Certain Lending	5309 S 18th Pl, Phoenix, AZ 85040	259,000	2,678	30	7	3.875%
Ensenada		Certain Lending		392,000	3,670	30	7	3.875%

	Arrived Homes Series Ensenada, a series of Arrived Homes,LLC		6293 N Ensenada Ct, Aurora, CO 80019					
Matchingham	Arrived Homes Series Matchingham, a series of Arrived Homes,LLC	Certain Lending	1077 Matchingham Dr, Columbia, SC 29223	146,364	1,837	30	7	3.875%
Bandelier	Arrived Homes Series Bandelier, a series of Arrived Homes,LLC	Certain Lending	6180 W Bandelier Ct, Tucson, AZ 85742	244,930	2,573	30	7	3.875%
Ribbonwalk	Arrived Homes Series Ribbonwalk, a series of Arrived Homes,LLC	Certain Lending	3512 Ribbonwalk Trl, Charlotte, NC 28269	224,000	2,417	30	7	3.875%
KerriAnn	Arrived Homes Series KerriAnn, a series of Arrived Homes,LLC	Certain Lending	414 Kerriann Ln, Clayton, NC 27520	238,000	2,623	30	7	3.875%
Grant	Arrived Homes Series Grant, a series of Arrived Homes,LLC	Certain Lending	1770 Grant Ct, Braselton, GA 30517	259,000	2,678	30	7	3.875%
Murphy	Arrived Homes Series Murphy, a series of Arrived Homes,LLC	Certain Lending	211 Doolittle Dr, Chapin, SC 29036	207,270	2,298	30	7	3.875%
Dolittle	Arrived Homes Series Dolittle, a series of Arrived Homes,LLC	Certain Lending	204 Doolittle Dr, Chapin, SC 29036	207,577	2,300	30	7	3.875%
Butter	Arrived Homes Series Butter, a series of Arrived Homes,LLC	Certain Lending	162 Lucky Day Dr, Summerville, SC 29486	262,426	2,711	30	7	3.875%
Vernon	Arrived Homes Series Vernon, a series of Arrived Homes,LLC	Certain Lending	135 McMakin Dr, Lyman, SC 29365	181,837	2,108	30	7	3.875%
Oly	Arrived Homes Series Oly, a series of Arrived Homes,LLC	Certain Lending	8880 E 106th Pl, Commerce City, CO 80640	368,200	3,502	30	7	3.875%
McLovin	Arrived Homes Series McLovin, a series of Arrived Homes,LLC	Certain Lending	10711 Truckee Cir, Commerce City, CO 80022	367,500	3,506	30	7	3.875%
Sigma	Arrived Homes Series Sigma, a series of Arrived Homes,LLC	Certain Lending	116 Canvasback Dr, Durham, NC 27704	269,500	2,771	30	7	3.875%
Diablo	Arrived Homes Series Diablo, a series of Arrived Homes,LLC	Certain Lending	6566 S Diablo Dr, Tucson, AZ 85757	207,900	2,309	30	7	3.875%
			Total	**$ 8,481,634**	**$ 96,126**			

The mortgages are secured by each Series' property.

Loan fees incurred in connection with the mortgage were capitalized as a debt discount and are being amortized to interest expenses over the life of the loan. For the years ended December 31, 2022, and 2021, the wholly owned Series recorded amortization of loan fees of $108 and $1,038 and interest expense of $12,084 and $53,169. As of December 31, 2022, and 2021, the wholly owned Series' mortgage payable, net of unamortized loan fees was $1,005,270 and $8,385,507.

NOTE 11: RELATED PARTY TRANSACTIONS

Interest Payments/Repayment of Advances and Loans

The Company makes advances and loans to entities under management and other affiliated entities and receives repayments of advances and loans and interest payments from entities under management and other affiliated entities.

Due from (to) Related Party

The Company enters into various transactions with entities under management and other affiliated entities in the normal course of operating and financing activities. The due from (to) related party balances are interest free with no formal repayment terms.

NOTE 12: STOCKHOLDERS' EQUITY

Convertible Preferred Stock

On June 3, 2021, the Company filed with the Delaware Secretary of State an Amendment to the Certificate of incorporation which, among other things, designated the rights, preferences, and privileges of the Series Seed Preferred Stock. The Company has 2,006,647 authorized shares of Preferred Stock with a par value of $0.00001 per share, of which, 1,272,972 shares have been designated Series Seed Preferred Stock with an Original Issue Price per share of $6.2845, 90,998 shares have been designated Series Seed-1 Preferred Stock with an Original Issue Price per share of $1.1463, 192,917 shares have been designated Series Seed-2 Preferred Stock with an Original Issue Price per share of $1.5291, 415,663 shares have been designated Series Seed-3 Preferred Stock with an Original Issue Price per share of $2.2927, and 34,097 shares have been designated Series Seed-4 Preferred Stock with an Original Issue Price per share of $4.3992.

The Preferred Stock is entitled to a dividend at the rate of 8% (non-cumulative) of the Original Issue Price only as and if declared by the Board of Directors. Each share of Preferred Stock is convertible, at the option of the holder, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the applicable Original Issue Price by the applicable Conversion Price in effect at the time of conversion. The "Conversion Price" shall initially be equal to the Original Issue Price for such series of the preferred stock. Each such Conversion Price, and the rate at which shares of a series of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustments.

In June 2021, the Company had the following Preferred Stock transactions:

- Sold 1,272,963 shares of Series Seed Preferred Stock for proceeds of $7,999,936.
- Converted a $104,315 promissory note into 90,998 shares of Series Seed-1 Preferred Stock.
- Converted $295,000 of Simple Agreement for Future Equity ("SAFE") liabilities into 192,917 shares of Series Seed-2 Preferred Stock.
- Converted $953,000 SAFE liabilities into 415,663 shares of Series Seed-3 Preferred Stock.
- Converted $150,000 SAFE liabilities into 34,097 shares of Series Seed-4 Preferred Stock.

On March 17, 2022, the Company filed with the Delaware Secretary of State an Amendment to the Certificate of incorporation which, among other things, increased the number of authorized shares of Company's Common Stock by 1,900,000 for a total number of authorized shares of 8,900,000, increased the number of authorized shares of the Company's Preferred Stock by 1,688,687 for a total number of authorized shares of 3,695,325, designated 1,688,687 shares of Preferred Stock as Series A Preferred Stock, increased the maximum number of shares of Common Stock that may be issued under the 2019 Stock Plan by 389,315 for a total number of shares that may be issued of 1,072,599, and.

In March 2022, The Company sold 1,688,687 shares of Series A Preferred Stock with an Original Issue Price of $14.8044 for proceeds of $24,999,820.

Common Stock

The Company has 8,900,000 authorized shares of Common Stock with a par value of $0.00001 per share.

2019 Stock Plan

During 2019, the Board of Directors adopted the 2019 Stock Plan which was approved by stockholders. Under the 2019 Stock Plan, the Company is authorized to grant awards of stock options, restricted stock, restricted stock units and other stock-based awards of up to an aggregate of 682,684 shares of common stock to any officer, employee, director or consultant. On March 17, 2022, the maximum number of shares that may be issued was increased to 1,072,599. The 2019 Stock Plan is intended to permit stock options granted to employees to qualify as Incentive Stock Options. All options granted under the 2019 Stock Plan, which are not intended to qualify as Incentive Stock Options, are deemed to be Non-Statutory Stock Options.

The 2019 Stock Plan is administered by the Board of Directors, which determines the persons to whom awards will be granted, the number of awards to be granted, and the specific terms of each grant, including the vesting thereof.

In connection with Incentive Stock Options, the exercise price of each option may not be less than 100% of the fair market value of the common stock on the date of the grant (or 110% of the fair market value in the case of a grantee holding more than 10% of the outstanding stock of the Company).

During 2021, the Company issued for services 136,357 shares of Common Stock with a fair value of $53,697. The Company recognizes the expense pro rata over the 48 month vesting period. The Company recognized expense of $12,568 and $12,848 for the years ended December 31, 2022 and 2021. As of December 31, 2022, there was $21,996 of unrecognized compensation costs related to these issuances.

During 2022, the Company issued for services 115,455 shares of Common Stock with a fair value of $332,510. The shares vest immediately and the Company recognized $332,510 of expense.

During 2021, the Company granted options to various employees to purchase an aggregate of 158,674 shares of its Common Stock with a fair value of $62,000. The stock options have an exercise price of $0.74 per share, vest monthly over 48 months and expire ten years from the date of issuance. The Company used the Black Scholes valuation method to determine the fair value of the options assuming the following: implied volatility of 70%, which was estimated based on the volatility of other public companies that are in closely related industries, a risk free interest rate of 0.92% and an estimate of expected term of 7 years which was calculated using the simplified method. The fair value of the options is expensed pro rata over the 48-month vesting term.

During 2022, the Company granted options to various employees to purchase an aggregate of 198,944 shares of its Common Stock with a fair value of $291,000. Stock options to purchase 16,930 shares have an exercise price of $0.74 per share and stock options to purchase 182,014 shares have an exercise price of $2.88, all of the stock options vest monthly over 48 months and expire ten years from the date of issuance. The Company used the Black Scholes valuation method to determine the fair value of the options assuming the following: implied volatility of 70%, which was estimated based on the volatility of other public companies that are in closely related industries, a risk free interest rate of 2.70% and an estimate of expected term of 7 years which was calculated using the simplified method. The fair value of the options is expensed pro rata over the 48 month vesting term.

The Company recognized compensation expense associated with the stock option issuances of $46,719 and $5,585 for the years ended December 31, 2022 and 2021. As of December 31, 2022, there was $300,696 of unrecognized compensation costs related to these stock option issuances.

NOTE 13: REVENUE

The Company's revenue for years ended December 31, 2022 and 2021 consists of the following:

	2022	2021
Commission & Broker Rebate	$ 1,316,896	$ 262,013
Sourcing Fee	3,287,290	257,806
Offering Service Fee	1,099,936	67,580
Financing & Holding Fee	411,330	-
Asset Management Fee	241,487	13,754
Property Management Fee	33,106	3,810
Rental Income	40,660	50,861
Total	**$ 6,430,705**	**$ 655,824**

NOTE 14: INCOME TAXES

Income tax expense was $- for the years ended December 31, 2022 and 2021 due to net losses for those years. There is no income tax benefit for the losses for the years ended December 31, 2022 and 2021, since management has determined that the realization of the net tax deferred asset is not assured and has created a valuation allowance for the entire amount of such benefits.

The Company's deferred tax assets are primarily attributable to net operating loss carryforwards. As of December 31, 2022, Arrived Holding Inc has a net operating loss ("NOL") for federal income tax purposes of approximately $4,083,000, which may be used to offset future taxable income. The federal NOL can be carried forward indefinitely but is subject to an 80% taxable income limitation for the year in which the NOL is used. Since management has determined that the realization of the net tax deferred assets is not assured, a valuation allowance for the entire amount of such benefits has been recorded.

As of January 1, 2021, the Company had no unrecognized tax benefits, and accordingly, the Company did not recognize interest or penalties during 2022 related to unrecognized tax benefits. There has been no change in unrecognized tax benefits during the year ended December 31, 2022, and there was no accrual for uncertain tax positions as of December 31, 2022. Tax years from 2019 through 2022 remain subject to examination by major tax jurisdictions.

NOTE 15: SUBSEQUENT EVENTS

In August 2023, the Company removed its designation to no longer to be considered a public benefit corporation.

In February 2023, the Board of Directors granted options to employees to purchase 22,337 shares of its Common Stock at an exercise price of $2.88, vesting over 48 months with a ten-year expiration.

In May 2023, the Company entered into a short-term loan agreement in the amount of $7,000,000. This loan amount was paid off in full on January 31, 2024.

In May 2023, the Board of Directors granted options to employees to purchase 26,041 shares of its Common Stock at an exercise price of $2.81, vesting over 48 months with a ten-year expiration.

In July 2023, the Board of Directors granted options to employees to purchase 16,580 shares of its Common Stock at an exercise price of $2.81, vesting over 48 months with a ten-year expiration.